

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 26, 2010

Mr. Irwin J. Kirz
President
American Smooth Wave Ventures, Inc.
8650 Grand Avenue
Yucca Valley, CA 92264

Re: American Smooth Wave Ventures, Inc.
Item 4.01 Form 8-K/A
Filed February 25, 2010
File No. 333-152849

Dear Mr. Kirz:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is applicable. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

<u>Amendment No. 1 to Item 4.01 8-K Filed February 25, 2010</u>

1. As previously requested in our letter dated January 21, 2010, please acknowledge your obligation to report the engagement of a new independent registered public accounting firm and disclose that the decision to engage the new firm was approved your audit committee in a current report on Form 8-K. Refer to paragraphs (a)(1)(iii) and (a)(2) of Item 304 of Regulation S-K. In addition, please provide a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosures in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please respond to our comment within five business days or tell us when you will respond. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

You may contact Ta Tanisha Meadows at 202-551-3322 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief